SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: December 2, 2008

INVESTOR CONTACTS investor.relations@homex.com.mx Vania Fueyo Investor Relations +5266-7758-5838 vfueyo@homex.com.mx
Press Release

Homex Announces 2009 Revenue Guidance Above the Industry’s Expected Average Growth Rate

Culiacán Mexico, December 2, 2008— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] today announced its guidance for 2009. The Company expects to perform favorably in the year ahead with revenue growth in the range of 8 to 10 percent and EBITDA1 margin in the range of 23.0 percent to 24.0 percent bolstered by continuing demand for affordable entry-level homes and the favorable mortgage conditions to finance them under federal housing programs.

During 2009, Homex expects challenging macroeconomic conditions to prevail across the globe. The Mexican economy, however, is better prepared than ever before to face such conditions. The Central Bank of Mexico has repeatedly articulated confidence in its estimates for economic growth in 2009, which, at the low-end of its range, is expected to be at the rate of 0.5 percent. Inflation is expected to stabilize at 4.0 percent, thus reducing pressure in the purchasing power of Mexican families.

At the same time, macroeconomic conditions have created a more challenging environment for the homebuilding industry in Mexico, where sofoles and bank mortgage origination programs have experienced a slowdown during the last quarter of the year. This potentially limits growth for homebuilders in the middle income and high affordable segments. Despite the slowdown, the Housing market will continue to create business opportunities for Homex.

“Homex’s fundamentals remain solid, and we believe the housing industry in Mexico will continue to benefit from pent-up demand for affordable entry-level homes supported by mortgage availability for this segment. We are confident that, as the leader in this segment, Homex will be able to take further advantage of demand and expand our offerings in this space by providing quality homes at affordable prices and adapting to the needs of our customers,” commented Gerardo de Nicolas, Chief Executive Officer of Homex.

INFONAVIT, the main mortgage provider in Mexico, announced its target to provide 500,000 mortgages in 2009, and FOVISSSTE, the housing fund for Federal Government employees, has also announced important targets for the year to come in the range of 100,000 mortgages. These two institutions will be fundamental for the housing industry and for Homex in particular, as approximately 95% of the Company’s clients are expected to obtain their mortgages through these two institutions. Homex’s product mix and focus will continue to be in the affordable-entry and high affordable entry level.

For 2009, Homex will follow a conservative operational strategy focused on privileging cash generation. Significantly lower land investments as well as measures to reduce expenses and improve the working capital cycle through the year have already been taken and are in the process of implementation.

“We look forward to 2009 with cautious optimism,” said CEO de Nicolas.

1EBITDA Margin is the result of dividing EBITDA by total revenues. EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.

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About Homex

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in the country, is the largest homebuilder in Mexico, based on the number of homes sold, accumulated revenues and net income, and the only company in the sector with its shares fully listed in the New York Stock Exchange.

Desarrolladora Homex, S.A.B. de C.V. press releases, quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: December 2, 2008
	By:	Gerardo de Nicolas
	Name:	Gerardo de Nicolas
	Title:	Chief Executive Officer

	By:	Ramon Lafarga
	Name:	Ramon Lafarga
	Title:	Administrative and Accounting Officer